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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549



                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO.    )*

                          Caraustar Industries, Inc.
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                               (NAME OF ISSUER)

                                Common Shares
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                        (TITLE OF CLASS OF SECURITIES)

                                  140909102
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                                (CUSIP NUMBER)

         H. Lee Thrash, III, Caraustar Industries, Inc.,
         3100 Washington Street, Austell, Georgia 30001, 770-948-3101
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                (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
              AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


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           (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  140909102             SCHEDULE 13D   Page     2    of    4     Pages
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          S.S. or I.R.S. Identification Nos. of Above Persons

              Mary Elizabeth Puette Francis
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  (2)     Check the Appropriate Box if a Member of a Group*         (a)   [   ]
                                                                    (b)   [   ]

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  (3)     SEC Use Only

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  (4)     SOURCE OF FUNDS*
                00
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  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

              United States
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                       (7)     Sole Voting Power
  Number of
                               1,108,800
  Shares               --------------------------------------------------------
                       (8)     Shared Voting Power
 Beneficially
                               0
  Owned by             --------------------------------------------------------
                       (9)     Sole Dispositive Power
    Each
                               1,108,800
  Reporting            --------------------------------------------------------
                       (10)    Shared Dispositive Power
 Person With
                               0
                       --------------------------------------------------------
 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person

          1,108,800
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 (12)     Check Box if Aggregate Amount in Row (11) Excludes Certain
          Shares*                                                         [   ]


          ---------------------------------------------------------------------
 (13)     Percent of Class Represented by Amount in Row (11)

          4.4%
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 (14)     Type of Reporting Person*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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                              Preliminary Statement

                  This final amended statement on Schedule 13D (this "Statement") is filed with respect to Common Shares, $.10 par value per share ("Shares"), of Caraustar Industries, Inc., a North Carolina corporation (the "Issuer"). This Statement reports that, as the result of a disposition of certain Shares held in trust by Mary Elizabeth Puette Francis (the "Filing Person"), as trustee, the Filing Person's beneficial ownership of Shares has ceased to constitute five percent of the Issuer's Shares.


         Item 1. Security and Issuer.

                  This Statement is filed with respect to Shares of the Issuer. The address of the principal executive offices of the Issuer is 3100 Washington Street, Austell, Georgia 30001.

         Item 2. Identity and Background.

              Not applicable.

         Item 3. Source and Amount of Funds or Other Consideration.

              Not applicable.

         Item 4. Purpose of Transaction.

              Not applicable.

         Item 5. Interest in Securities of the Issuer.

              Not applicable.

         Item 6. Contracts, Arrangements, Understandings or
                 Relationships with Respect to Securities of the Issuer.

              Not applicable.

         Item 7. Material to be Filed as Exhibits.

              Not applicable.


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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Date:  February 10, 1997



Signature: /s/ Mary Elizabeth Puette Francis
           ---------------------------------
    Name:  Mary Elizabeth Puette Francis